

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2023

David Koos
Chief Executive Officer
Regen BioPharma, Inc.
4700 Spring Street, Suite 304
La Mesa, CA 91942

> **Re: Regen BioPharma, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 13, 2023**
> **File No. 333-271234**

Dear David Koos:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed April 13, 2023

Prospectus Summary
About Us, page 4

1. We note the following disclosure:

    - for HemaXellerate: "Once re-infused into the patient, the patient's bone marrow is regenerated and begins to function normally;"
    - for dCellVax: "By inhibiting this enzyme in these dendritic cells, the patient's cells can now attack cancers, particularly breast cancer;"
    - for tCellVax: "Immune cells are removed from the patient, treated with siRNA to inhibit NR2F6 and the cells re-infused to the patient. Now that the inhibitor protein is blocked, the immune system is very activated and kills tumors;"

- for DiffronC: "This drug uses our proprietary siRNA in vivo to inhibit cancer growth and activate T cells;" and
- for DuraCar: "DuraCar is comprised of CAR-T cells which have been treated with an shRNA targeting the gene NR2F6. By inhibiting NR2F6, we expect our DuraCar cells to have greater efficacy and persistence than conventional CAR-T cells…."

Please revise these and any similar statements throughout your prospectus to eliminate any predictions of efficacy as these statements appear to be premature given that clinical trials on your product candidates have not commenced and revise to eliminate any conclusions of efficacy as efficacy determinations are solely within the authority of the FDA.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Doris Stacey Gama at 202-551-3188 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: William Aul, Esq.